Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

Notes for Analyst/Media Conference Call October 25, 2005

Slide 1 — Title Slide:

Denis:    Thank you operator. Good afternoon everyone and welcome to Falconbridge's third quarter conference call and webcast. You can access our presentation by going to the home page of the new Falconbridge website at www.falconbridge.com.

Slide 2 — Forward Looking Statements:

We may be making some forward-looking statements during the course of this Conference Call. Please keep in mind that such comments are predictions based on current market expectations and that actual results could differ materially.

I would also like to remind everyone that all numbers in our presentation are in U.S. dollars.

Slide 3 — Speakers:

Making presentations this afternoon are:
Derek Pannell, Chief Executive Officer,
Steve Douglas, Executive Vice-President & CFO, and
Aaron Regent, President.

Also here with us is our Chief Operating Officer, Peter Kukielski.

Slide 4 — Title Slide:

I will now turn the Call over to Derek.

Slide 5 — Q3/05 Highlights:

Good afternoon and thank you for joining us today.

The most newsworthy development during the quarter was the friendly takeover offer presented by Inco. This is an exciting opportunity for the two companies to create a global base-metals powerhouse. I will talk more about this transaction later in the call, but first I will provide a summary of our third quarter performance.

The company reported strong financial results, with net income totaling $214 million compared to $118 million in Q3 2004. These results reflect strong metals prices as well as higher refined metals output.

We strengthened our balance sheet during the quarter by repaying approximately $1 billion in debt, including $400 million of maturing debentures and the redemption of $500 million of junior preference shares.

On the operating side, we increased output of copper anodes, copper cathodes and refined nickel by 35%, 19% and 22%, respectively in the third quarter of 2005 compared to the third quarter of 2004.

Overall, we are pleased with our operations' performance, particularly given that this is the quarter when, as always, we take additional planned maintenance shutdowns. We did face a few operating challenges during the quarter, which I will cover in a moment as I review operating results for each of our metals.

Slide 6 — Copper (South America) Production:

During the quarter, we experienced a strong performance at Antamina, Lomas Bayas and Altonorte. Antamina's operation was very stable and it made significant improvements in molybdenum recovery, while Altonorte completed the moly roaster which is now in operation.

At Collahuasi, mined copper production came in lower than in the same quarter last year. Headgrades were lower based on the planned move from the Ujina to Rosario pits and we experienced a lower mill throughput due to material handling problems during the quarter. It is worth noting that these issues are temporary in nature and not unusual in an operation ramping up in its first year of expanded operations. Fourth quarter production is expected to be better. On a positive note, we are also currently reviewing a project that would increase capacity at Collahuasi by 20%. Aaron will discuss this opportunity later in the call. In addition, I am pleased to tell you that mechanical completion of the new molybdenum recovery plant was achieved ahead of schedule and we have already begun producing molybdenum concentrate. Completion was originally scheduled for early 2006.

Finally, the fundamental quality of the Collahuasi orebody was further demonstrated with the disclosure yesterday of a resource evaluation of 250 million tonnes grading 1.5% copper only a few hundred metres from our Rosario operation.

Slide 7 — Copper (CC&R) Production:

At our Canadian operations, Kidd Creek reported higher refined production in this year's third quarter due to higher mine production as well as increased custom feed processing. About 6 months ago I indicated that, over the next 18 months, we would see a continuing improvement in Kidd mine results as we moved production from the older stopes and into the new Mine D. This transformation continues to progress well.

At Kidd Creek, the copper and zinc metallurgical site labour contract expired on September 30, 2005 and the employees chose to go on strike, effective October 1, 2005. No discussions have yet been set between the parties. We will keep you posted on the situation. At the Kidd Creek mine and mill, it continues to be business as usual.

In mid-September, CCR switched to a seven-day per week operation and at the end of the third quarter, both the Horne smelter and CCR refinery were operating close to capacity, for the first time in more than two years.

Slide 8 — Nickel Production:

In nickel, Sudbury mine production was lower in this year's third quarter due to problems with a hoist at the Fraser mine and challenging ground conditions at the Thayer Lindsley mine. Grades were lower because of changes in stope sequencing. At Raglan, lower grades resulted in lower production, offsetting a 14% increase in tonnes mined; however, Montcalm production was strong in its third full quarter after achieving commercial production. Refined production totaled 21,000 tonnes, up significantly from 16,000 tonnes in Q3/04. And we were able to maintain cash costs at $2.69/lb. for the INO division.

At Falcondo, ferronickel production was 3% lower at 7,200 tonnes for the third quarter of 2005, compared to the third quarter of 2004. This operation continued to be impacted by a higher crude oil price, with cash costs increasing to $4.70/lb. in the third quarter 2005.

Slide 9 — Zinc/Aluminum Production:

Zinc-in-concentrate production was 21,000 tonnes lower at 120,000 tonnes, due to the closure of the Bell Allard mine in October 2004. On the metallurgical side, the Brunswick smelter was closed for its seasonal shutdown and maintenance in mid-July and resumed operations in September.

Primary aluminum production totaled 60,000 tonnes, down 2,000 tonnes from the third quarter of 2004. At our primary aluminum operations, we produced 513,000 tonnes of bauxite at St. Ann and 142,000 tonnes of alumina at the Gramercy refinery, which in both cases represent Falconbridge's 50% share. Gramercy and New Madrid were affected by high natural gas prices in the wake of hurricanes Katrina and Rita. These storms resulted in reduced third-party alumina sales. On the labour relations front, in September we signed a new long-term 5-year collective agreement at Gramercy.

Slide 10 — 2005 Production Forecast:

Slide 10 shows Falconbridge's current production forecast for each metal in 2005. As you can see, we expect to deliver the production we originally forecast at the beginning of the year. The only minor exception is a 2% shortfall in mined copper production as a result of the Collahuasi issues I mentioned earlier.

A two-week shutdown at the Raglan mine is scheduled in the fourth quarter to permit modification of the milling circuit to treat more tonnage and harder ore.

A labour contract expires on November 30th at Falcondo in the Dominican Republic.

Slide 11-13 Inco bid for Falconbridge:

That concludes my review of the third quarter, but before I turn it over to Steve for a financial review, I want to take a minute to discuss Inco's offer to acquire Falconbridge common shares. I believe the deal circular, which will outline the specifics of the transaction, was filed and mailed out to shareholders yesterday.

Inco's offer presents the opportunity to create the world's premier nickel and copper producer. The combined company would have outstanding growth opportunities in both metals as well as the financial strength necessary to pursue this growth. Together, the companies would be able to achieve annual synergies of $350 million by the end of 2007. This transaction would be immediately accretive to shareholders and would enhance share liquidity.

Let me take a moment to expand on synergies. It is important to realize that the $350 million of annual synergies is unique to the Inco and Falconbridge combination. We can get about 70% of the savings from operational synergies and the rest from overhead cost reductions. The estimated operating synergies would come from three main focuses: $120 million from feed flow optimization; $90 million from cost and other improvements; and $30 million from maximizing throughput. The estimated net present value of these synergies is $2.5 billion after tax, or Cdn$8 per share.

The Boards of Falconbridge and Inco have unanimously endorsed this transaction and we believe that this deal has high transaction certainty. This is a compelling business proposition, we have addressed the regulatory clearance requirements upfront, conditions to the offer are limited and we have a strong support agreement.

Falconbridge is ready for this transaction. Over the last few years, not only did we refinance Noranda, we also started up and expanded two world-class copper mines, discovered the best nickel orebody Falconbridge ever owned, integrated aluminum assets from bauxite to foil and, this year, we expect to produce a record nickel output. Earlier this year, we realized our long-term ambition of bringing Noranda and Falconbridge together. The Falconbridge management team and I are fully committed to working with Inco's senior management team to make this transaction work and, as a result, continue the positive momentum achieved for shareholders over the last few years.

I will now turn the call over to Steve Douglas for a financial review. Steve...

Slide 14 — Q3 2005

Thank you Derek and good afternoon everyone. For those of you who have not already done so, I would encourage you to take a look at our supplementary financial information package available on our website which contains detailed financial and production analysis regarding the quarter.

The comparisons provided in the financial statements are those of the former Noranda which, aside from technically being the acquirer of the former Falconbridge, provides the most useful comparator to the results of the new, merged Falconbridge. When reviewing the results, it is important to bear in mind that Noranda of old has consolidated the results and assets of the former Falconbridge since 1989 and as such, most of the operating data is directly comparable to the data you see presented today. It is only when you consider the financing elements of the new company, such as the additional common and preferred shares issued to effect the consolidation, that the impact is apparent.

Slide 15 — Q3 2005 Results

For the three months ended September 30, 2005, Falconbridge reported net income of $214 million, or $0.57 per basic common share, $0.56 fully diluted, an increase of 46% over the third quarter of 2004 when the company earned $118 million or $0.39 per common share.

Higher metal prices for the majority of our products contributed the most to this increase, coupled with stronger sales volumes for refined nickel and molybdenum were offset by continued cost pressures on energy and exchange rates impacting some of our operations.

Income generated by operating assets, a key measure of the contribution from our current production base, increased to $434 million in Q3 2005 vs. $365 million a year ago, with higher average realized prices and the impact of production expansions and stability in select operations accounting for this increase.

These improved earnings and cashflow trends have allowed us to reduce our net-debt-to-capitalization ratio from the 48% on a pro-forma basis at December 31, 2004 to the current 40% — with the expectation that as operating results remain strong, this figure will continue to decline without compromising our ability to invest in our own future.

Slide 16 — Consolidated Results

Slide 16 presents the consolidated income statement for the third quarter of 2005 and 2004, as well as the YTD figures for 2005 and 2004 and again, the continued strong metals prices has had the most pervasive influence on our results.

In addition to solid earnings and cashflow growth on a quarter-over-quarter basis, the first nine months of 2005 have seen a 21% increases in revenue to in excess of $6 billion, and a 34% increase in income generated by operating assets to $1.35 billion from the $1.01 billion reported for the same period in 2004.

Net income for the nine months ended September 30, 2005 increased to $592 million or $1.76 per basic share, a 42% increase from the same period in 2004.

The cost of operations for both the quarter and YTD has increased due to cost pressures from both energy and higher exchange rates relative to the US$ — these costs have also increased due to increased mining intensity at many of our operations as production expansions that we brought on in the second half of 2004 contribute to increased costs as well as increased revenues.

Depreciation and amortization costs have increased primarily due to higher depreciation within the copper and nickel business unit associated with the amortization of the impact of the acquisition of the former Falconbridge minority interests by Noranda which was completed on June 30, 2005.

Interest expense has increased due primarily to the addition of preferred share dividends paid on the preferred share liabilities issued to effect the $1.25 billion issuer bid completed in April 2005 — these dividends are treated as interest expense consistent with the classification of the preferred shares being classified as debt. Interest expense also includes a one-time charge of $5 million reflecting the impact of the redemption premium paid to redeem $500 million of junior preferred shares which was completed in mid-August.

Minority interest expense has declined for the quarter and year to date in recognition of the amalgamation of Noranda and Falconbridge essentially at the beginning of May 2005 — while less dramatic an influence on the YTD figures, minority interest expense will decline dramatically during the balance of 2005 and into the future again due to the amalgamation being completed.

Slide 17 — Income Generated By Operating Assets

Turning to slide 17, we can see specific contributions to our operating results from each of our operating units for both the quarter and nine months ended September 30, 2005 and 2004.

For the 3rd quarter and YTD, copper and nickel continue to be our largest contributors reflecting the percentage of invested assets and stable production bases, coupled with continued strong realized prices.

Zinc and aluminum, while smaller in absolute dollars in income generated, have also seen larger increases in realized prices and with minimal capital investment requirements, represent significant cash generators for us and very good return on assets employed.

Slide 18 — Impact of Noranda/Falconbridge

Consistent with our introduction of the new Falconbridge and the consolidated results last quarter, I'd like to take a few moments to discuss in detail the implications of the merger on the financial presentation of the Company, with a focus on certain one-time impacts as well as those that will continue to influence the results as the Company moves forward as a combined entity.

As mentioned, it is important to note that the majority of the key operating results are comparable in that Noranda had consolidated Falconbridge in its financial statements since 1989 — the largest impact on the operating results will be reflected in the capital base of the company either through increased carrying charges caused by the financial leverage from the preferred share liabilities or the impact on the shares outstanding as a result of the merger.

Slide 19 — Cost of Operations

The first adjustment of note as a result of the merger is highlighted on slide 19, where near-term earnings will be reduced by virtue of the write-up of inventory held by the former Falconbridge at the time of the merger.

Accounting requirements dictate that you must fair value inventory on hand at the time of the merger which will subsequently be written off as the inventory is sold — this has the impact of lowering near-term earnings as what is essentially an acquisition allocation is removed from inventory.

The impact of this adjustment was to reduce YTD income by $34 million and $15 million in Q3, with a total of $42 million to be absorbed over the balance of the year without changing cashflow or the operating dynamics of the Company.

On an annualized basis, this will not recur as the inventory identified and written up will be sold likely prior to the end of 2005.

Slide 20 — Depreciation and Amortization

The merger of Noranda and Falconbridge was completed through the issuance of shares of the old Noranda, which were clearly more valuable than the book value of the assets and liabilities acquired would suggest and as a result, the difference between the historical book value and fair value must be eliminated over the useful life of the assets acquired.

As a result, annual amortization charges will increase to reflect this, with a YTD impact of $8 million in additional amortization expense was realized.

For the balance of 2005, approximately $22 million in additional amortization costs will be realized in recognition of this increased carried value, while annual depreciation costs will increase by approximately $60 million going forward.

Slide 21 — Interest Expense

Turning to slide 21, year to date interest expense included $32 million in additional interest costs as a result of issuing preferred shares to implement the $1.25 billion issuer bid completed in April of 2005. Bear in mind, that while this did increase interest carry, it also minimized dilution on earnings as a result of issuing shares to complete the merger.

For the balance of 2005, total interest expense will increase by approximately $44 million, including a $5 million cost reflecting the premium on redemption of $500 million of these preferred shares that was completed in August 2005.

Going forward, assuming no additional junior preferred share redemptions, annual incremental cost of this issue will add $46.5 million in additional interest expense.

Slide 22 — Minority Interest Costs

Upon merging Noranda and Falconbridge, the minority interest associated with the former minority shareholders of the old Falconbridge was eliminated, who now share in the success of the combined entity through their direct interest in the merged company.

As such, looking past this quarter, the minority interest expense will decline to an almost immaterial amount as can be seen on slide 22.

Slide 23 — Earnings Variance — Q2 05 vs Q2 04

Turning to slide 23 we can see for the 3rd quarter of 2005, the largest increase in earnings contribution again came from metals prices, contributing an additional $182 million over Q3 2004.

Offsetting these gains were exchange rate changes and increased energy costs, as well as the consolidation adjustments mentioned previously.

Tax expenses have increased in conjunction with the higher profitability, while the overall tax rate remains at the expected level of roughly 32 - 34% although there will be occasions when it will tick up or tick down for the one-time items.

Slide 24 — Earnings Variance — YTD 05 vs YTD 04

Similar drivers are seen when comparing the first half of 2005 with 2004, with metals price and volume increases accounting for the largest increases and similar sources of decline as seen in the quarterly comparison.

Slide 25 and 26 — Price Variances — 3rd Quarter and YTD

Turning to slides 25 and 26, it can be seen that price increases across all of our metals have been substantial for both the quarter and YTD, with copper being the strongest performer on a YTD basis while nickel realizations for the 3rd quarter of 2005 outpaced the 3rd quarter of 2004 by 12%.

Slide 27 — Balance Sheet

Turning to slide 27, our financial position continues to strengthen owing to strong operating results and the merged company's ability to raise capital to pursue its growth initiatives and reduce our cost of capital.

Total assets increased to $11.7 billion from the $9.6 billion reported at December 31, 2004 due primarily to the acquisition of the former Falconbridge minority interest at fair value and retained earnings in excess of dividend distributions.

As mentioned, total cash declined by $200 million as the company repaid in approximately $1 billion in debt during the quarter, offset by operating cash flow generated during the period.

Operating working capital has increased owing to stronger metal prices however, when measured against days sales outstanding and days of inventory remains within our desired parameters. Operating capital assets increased by approximately $1.9 billion due to the merger of Noranda and Falconbridge and accruing to the assets the fair value of the 41% acquired of the former Falconbridge — that same reason is the driver behind the increase in the development assets.

Turning to the liabilities, as mentioned Falconbridge repaid almost $1 billion in debt in the third quarter of 2005, as $400 million in debentures came due. The balance of this debt repayment was in the form of redeeming $500 million of junior preferred shares that we announced in June.

Long-term debt increased due primarily to the issue of the two debentures in June 2005 — one 12-year debenture for $250 million issued at a rate of 5.5%, and a second 30-year debenture issued at a fixed rate of 6.2%, offset by the repayments we discussed.

The affirmation of our debt ratings by Moody's, S&P's and DBRS was a reflection of the combined company's financial flexibility and strength at this point in the cycle, and provides us with an opportunity to opportunistically reduce our cost of capital and to extend our debt maturities, initiatives that we will continue to pursue in addition to our approach to reducing debt. This confidence was affirmed yet again subsequent to the announcement of the proposed Inco transaction.

Preferred share liabilities increased due to the issuance of preferred shares to complete the $1.25 billion issuer bid completed in April offset of course by the $500 million redemption. Under the terms of the proposed Inco transaction, the balance of this will likely be redeemed following completion.

Future income taxes increased as a result of earnings, but also due to the allocation of future tax liabilities associated with the merger.

Asset retirement obligations and pension liabilities grew by over $100 million primarily due to increased liabilities being valued at fair value at the time of the merger.

Shareholders' equity increased due to the issuance of common shares to the minority shareholders of the former Falconbridge and due to income earned in excess of dividends paid.

Slide 28 — Operating Capital Assets

The implications of the purchase allocation on the operating capital assets is further broken down on slide 28.

As can be seen here, copper and nickel book values were most impacted by the acquisition, the focus of the former and current Falconbridge, and a reflection of the high quality asset base that make up those businesses.

Slide 29 — Capital Investments

Slide 29 breaks down our expected capital expenditure plan in each of the next two years and is consistent with both our focus on expansion in our copper and nickel operations, as well as with our previous estimates.

Slide 30 — Ratio Analysis

At September 30, 2005, our net debt to total capitalization stood at 40% on a book value basis, up from 39% reported at the end of 2004, primarily due to the issuance of the junior preferred shares to complete the substantial issuer bid, offset by operating cash low generated since that time and repayments.

As the Company continues to realize good prices and strong cash flow, this number will continue to decline, and we remain committed to reducing our debt levels as has been shown in our actions subsequent to the merger.

That concludes my comments. I will now turn the call over to Aaron to review our projects and the markets.

Slide 31 — Title Slide: Projects and Markets Review

Thanks Steve

Slide 32 — Projects:

All of our projects remain on track and under control.

Raglan Mine Optimization Project:

The conversion of the Raglan mine mill from autogenous to semi-autogenous grinding is on track and will allow an increase in the level of annual throughput to approximately one million tonnes of ore per year and increase the mill's ability to process harder ore. In 2005, capital expenditures for Phase one are expected to be $23 million.

Phase two, which is expected to be complete late in 2007, will improve mill efficiency. When complete, the concentrator is expected to be able to process 1.3 million tonnes of ore, resulting in approximately 30,500 tonnes of annual contained nickel production beginning at the end of 2007.

Nickel Rim South Project:

At the Nickel Rim South project in Sudbury, vent shaft sinking, which began in February 2005, is ahead of schedule. Sinking of the main shaft began in April 2005. This project continues to progress well.

Slide 33 — Projects:

Koniambo Project:

The Koniambo orebody currently sits in Trust pending the completion of two requirements: delivery of a positive technical study and the commitment of $100 million towards the advancement of the project.

In the second quarter, the technical studies of the project which form part of the Bankable Feasibility Study were reviewed by the Trustee's independent engineers who are satisfied we have met that condition. The Trustee is now reviewing contracts which are in excess of $100 million related to the advancement of the project. We don't anticipate any issues in meeting the requirements of the Bercy Accord well in advance of the January 1, 2006 deadline.

Falconbridge and its partners are continuing to prepare for the construction phase. We are currently in negotiations with the French government to finalize a financial support package. Project implementation could begin later this year with start-up of production in 2009/2010.

Kabanga Project:

In the second quarter, Falconbridge and Barrick Gold finalized a joint-venture agreement for the Kabanga nickel deposit and related concessions in Tanzania. A scoping study was initiated in April 2005 — the drilling program is 66% complete and engineering studies are 48% complete. We expect to have a initial scoping study completed in the first quarter of 2006.

Slide 34 — Projects:

Collahuasi Molybdenum Circuit Project

At Collahuasi, the molybdenum circuit was commissioned in September, two months ahead of schedule and under budget. Design capacity is initially 4,300 tonnes of copper-molybdenum contained in moly concentrate per year and is expected to increase to 8,000 tonnes per year in later years based on our current mine plan. The plant is currently in start-up mode with first commercial production anticipated in November 2005.

As Derek mentioned earlier, we have another opportunity for expansion at Collahuasi. We are currently reviewing a debottlenecking project that could potentially increase the nominal design capacity of the sulphide circuit by 20%. We expect to initiate a feasibility study in the next few months, with results anticipated in early 2006.

Fortuna de Cobre Project:

At the Fortuna de Cobre camp in Chile, the development of the exploration tunnel began in March 2005 as part of the Company's review of this deposit. The pre-feasibility study is progressing well with the exploration ramp at 418 metres at the end of the quarter. Construction of the pilot plant was completed in August 2005.

Kidd Mine D Project:

Mine D continues to progress.

Production from blocks 2 and 3 are expected to begin in the fourth quarter of 2005 and the third quarter of 2006, respectively. Overall project progress is at 84%.

Moving on to the markets;

Overall, we continue to have a positive view of the market outlook for the metals we produce.

Slide 35 — Market Review — Copper:

The LME cash copper price ranged from a low of $1.64/lb. to a high of $1.75/lb., and averaged $1.70 during the third quarter. This compares favorably against an average of $1.29/lb. during the third quarter of 2004. The average price this quarter increased $0.16/lb. from the second quarter of this year.

Total LME stocks increased 54,000 tonnes during the quarter, ending the third quarter at around 83,000 tonnes. Though a somewhat sizeable increase, the increase was well below market analysts' inventory projections for stock increases this quarter compared to when we last reported in July. Total LME stocks continue to represent only a few days of global consumption and remain at critically low levels.

During the quarter, refined copper supply remained constrained by:

  •
  mine production problems in South America

  •
  an ongoing strike at a major U.S. producer

  •
  labour disputes and fuel shortages affecting production in Africa

Although Chinese imports of refined copper cathodes decreased, year-over-year imports of copper concentrates have increased 45% and copper scrap imports have increased 30% in order to feed increased copper smelting capacity in China.

The copper supply/demand balance deficit for this year has increased to 300,000 tonnes from the 169,000 tonnes we reported last quarter end. Metal stocks should continue to remain very low in terms of days of consumption. The copper market continues to remain well supported, but vulnerable to supply disruptions.

Slide 36 — Market Review — Nickel:

The LME cash nickel price ranged from a low of $6.08/lb. to a high of $7.08/lb., and averaged $6.61/lb. during the third quarter. This compares favourably against an average of $6.35/lb. during the third quarter of 2004. The average price this quarter decreased $0.83/lb. from the second quarter of this year reflecting the impact of the supply side adjustments taking place in the stainless steel sector.

LME stocks rose 6,000 tonnes during the quarter to 13,000 tonnes.

The price decline and LME stocks increase reflects the stainless steel sector production and stock adjustments that have been taking place as a result of the significant growth in Chinese productive capacity. This increase has curtailed the need for western stainless steel imports. These adjustments are seen as temporary while demand catches up with new supply. Despite the third quarter adjustments, global stainless steel sector demand is still forecast to grow 2.6% this year.

Other nickel end-use markets are forecast to grow by 5% this year, supported by strong demand from the high nickel alloy end uses.

A balanced nickel market is projected for 2005 and we foresee stainless steel sector nickel demand rebounding significantly in early 2006 from a recovery in production and restocking. Analysts remain long-term bullish on nickel demand and market fundamentals.

Slide 37 — Market Review — Zinc:

LME Cash Zinc prices ranged from a low of $0.53/lb. at the beginning of the quarter to $0.64/lb. at the end of September, averaging $0.59/lb. during the quarter. This compares positively against an average of $0.44/lb. during the third quarter of 2004. The average price this quarter increased $0.01/lb. from the second quarter of this year.

LME stocks declined 80,000 tonnes during the quarter to 514,000 tonnes. Daily zinc metal withdrawals from LME warehouses continue and reported inventories have gone below the psychologically important 500,000 tonnes barrier during the month of October. Zinc prices have subsequently risen to 8-year highs, touching almost $0.70/lb. so far this month.

Global zinc mine supply continues to fall short of zinc smelting capacity, thereby constraining zinc metal output. Spot zinc concentrate treatment charges moved lower during the quarter, reflecting the lack of new mine supply.

On the demand side, China has remained a net importer of zinc and North American galvanizing sector demand has recently begun to improve. This increase in demand combined with a lengthy third quarter strike at a major North American producer, has caused premiums to improve to around $0.05/lb. in the North American spot market.

With global demand exceeding supply, a metal deficit of more than 300,000 tonnes is forecast for 2005. The deficit forecast has increased by 100,000 tonnes since we reported last end of quarter.

Slide 38 — Market Review — Aluminum:

LME Cash Aluminum prices ranged from a low of $0.76/lb. to a high of $0.86/lb., and averaged $0.81/lb. during the third quarter of 2005. This compares against an average of $0.77/lb. during the third quarter of 2004. The average aluminum price was unchanged from last quarter.

LME aluminum warehouse stocks declined 21,500 tonnes during the quarter to end at 514,000 tonnes. LME stocks have continued their decline and are currently hovering around the 500,000 tonne level. Expected further stock declines are lending support to current prices, with LME aluminum prices recently having touched $0.90/lb.

During the quarter, China removed VAT rebates and export incentives related to alumina imports and tolled aluminum exports. Over the longer term, energy shortages and the rising cost of energy in China should make aluminum tolling in China less profitable and therefore lead to reduced aluminum exports.

The rising energy costs in most other countries is also leading to increasing announcements of potential and intended aluminum smelter closures. Further capacity reductions should continue to provide support to improved aluminum market fundamentals.

Slide 39 — Market Outlook — Summary:

Global macroeconomic forecasts remain positive, though most pundits remain cautious on the impacts of energy cost escalations.

Copper and nickel inventories continue to remain low while zinc and aluminum stocks continue their downward trend. Tight zinc concentrate and alumina supplies continue to lend support to improved fundamentals for those two metals.

Though nickel markets are temporarily being affected by the inventory and supply adjustments occurring in the stainless steel sector, overall nickel demand growth rates remain aligned with strong long-term consumption growth.

The strength of Chinese GDP and IP growth rates continues to underpin positive economic growth rates elsewhere in the world; thus continuing to support global metals consumption.

Copper, zinc and aluminum metal supply/demand balance forecasts remain in deficit while the nickel market is now projected to be in balance this year. As we have seen so far this year, metal prices should remain volatile and markets will remain vulnerable to supply-side disruptions.

Slide 40 — End Slide:

In conclusion, we continue to believe that the fundamentals for base metals remain strong and that Falconbridge is well positioned to benefit from the continuing high base metal prices and the pursuit of our growth strategy.

That concludes the formal remarks for our presentation today. I will now turn the call back to the operator to take questions. Operator, would you please give the polling instructions before we open for questions and answers.

AT THE END OF QUESTION PERIOD

DEREK (Closing remarks)

Thank you for participating in our conference call. We are very pleased with our overall results and with the prospects for the future, especially with fundamentals for our metals remaining well supported. Finally, we are looking forward to completing the transaction with Inco and to forming the leading base-metal mining company in the world.

Denis.

[DENIS]

A recording of this conference will be available at 4:00 p.m. by dialing (416) 626-4100 and 1-800-558-5253, pass-code 21263637, and this will be available until November 1, 2005.

Finally — our fourth quarter results will be announced on Wednesday February 8, 2006.

Thank you for joining us today and goodbye.

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco will be available free of charge from Inco. You should direct requests for documents to the Secretary of Inco, Inco Limited, 145 King Street West, Suite 1500, Toronto, Canada, M5H 4B7.